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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Takara Leben CO., LTD.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Takara Leben CO., LTD.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Toshiya Kitagawa

Shinjyuku Sumitomo Bldg 26F

2-6-1, Nishi Shinjyuku, Shinjyuku-ku, Tokyo 163-0226 Japan

Tel: +81-3-5324-8720

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 5, 2010

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560(12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

Exhibit No.
99.1*	Registration Statement (English translation)
99.2*	Minutes of Extraordinary Meeting of the Board of Directors (English translation)
99.3*	Public Notice of Record Date (English translation)
99.4	Guide Relating to the Allotment of Subscription Rights without Contribution (English translation)
99.5	Notice of Allotment of Subscription Rights without Contribution (English translation)
99.6	New Share Subscription Rights Issuance Prospectus (mokuromisho) (English translation)
99.7	Subscription Rights Exercise / Cancel Request Form (English translation)

(b)	Not applicable.

Item 2.	Informational Legends

Included in Document Attached as Exhibit 4

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form CB:

Exhibit No.
99.8*	Annual Report for the year ended March 31, 2009 (English translation)
99.9*	Quarterly Report for the three months ended June 30, 2009 (English translation)
99.10*	Quarterly Report for the three months ended September 30, 2009 (English translation)
99.11*	Quarterly Report for the three months ended December 31, 2009 (English translation)
99.12*	Revised Report to the Quarterly Report (English translation)

(2)	Not applicable.

(3)	Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

(1)	Takara Leben CO., LTD has filed a written irrevocable consent and power of attorney on Form F-X with the Commission on March 8, 2010.

(2)	Not applicable.

*	Previously furnished to the Commission as an exhibit to Form CB on March 8, 2010.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ YOSHIO MURAYAMA
(Signature)

Yoshio Murayama
President and Representative Director

Takara Leben CO., LTD.
(Name and Title)

April 16, 2010
(Date)